September 19, 2024

Via Edgar Transmission

Mr. Alan Campbell / Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Amendment No. 6 to Registration Statement on Form F-1 Filed on September 9, 2024 File No. 333-277731

Dear SEC Officers:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated September 13, 2024 on the Company’s Registration Statement filed on September 9, 2024.

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 6 to Registration Statement on Form F-1

Prospectus Summary

Corporate History and Structure, page 7

1.	Please revise the chart in this section and on page 53 to show the post-offering ownership percentages.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 7 and 53 of the Registration Statement.

Business

Licenses, Permits, Registrations and Approvals, page 103

2.	Your disclosure on page 104 indicates that your Hong Kong import permit has expired. Please revise to clarify the status of this permit.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 104 of the Registration Statement.

Underwriting, page 160

3.	We note your disclosure that the underwriters will offer selected dealers shares at the initial public offering price less a selling concession not in excess of US$4.50 per share.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 160 of the Registration Statement.

General

4.	Please revise the legal opinion filed as Exhibit 5.1 to quantify the number of shares and warrants being registered.

Response: In response to the Staff’s comment, the Company has filed an update Exhibit 5.1 in the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.5600.0188 or via email at lvenick@loeb.com.

Very truly yours

By:	/s/ Lawrence Venick
Lawrence Venick
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP